Exhibit (a)(13)

FOR IMMEDIATE RELEASE

CONTACT:	Amanda Naiman Siemens Medical Solutions (610) 448-4531 amanda.naiman@siemens.com

SIEMENS ANNOUNCES EXPIRATION OF SUBSEQUENT OFFERING PERIOD FOR CTI MOLECULAR IMAGING, INC.

HOFFMAN ESTATES, III., May 4, 2005 — Siemens Medical Solutions USA, Inc., a wholly owned subsidiary of Siemens AG (NYSE:SI), announced today that the subsequent offering period of the previously announced tender offer to acquire all of the issued and outstanding shares of CTI Molecular Imaging, Inc. (Nasdaq: CTMI) expired, as scheduled, at 5:00 p.m., New York City time on May 4, 2005. Based on information provided by Mellon Investor Services LLC, the depositary for the offer, a total of 45,705,498 shares were tendered pursuant to the initial tender offer and during the pendency of the subsequent offering period, representing approximately 94% of the outstanding shares of CTI Molecular Imaging, Inc.

Siemens Medical Solutions intends to complete the acquisition of CTI Molecular Imaging through a merger in which all CTI Molecular shares not validly tendered into the tender offer and the subsequent offering period (other than any Shares held in the treasury of the CTI Molecular Imaging or held by Siemens Medical Solutions or any of its direct or indirect wholly owned subsidiaries) will be converted into the right to receive $20.50 per share, net to the holder in cash without interest, subject to applicable appraisal rights. Following the merger, CTI Molecular Imaging will become a wholly owned subsidiary of Siemens Medical Solutions. Payment of the merger consideration will be made following the merger upon proper presentation of certificates formerly representing CTI Molecular Imaging shares to the disbursing agent for the merger, together with a properly completed letter of transmittal. Transmittal materials will be sent to CTI Molecular Imaging stockholders following the merger. Under applicable law, the proposed merger is not subject to the approval of the remaining stockholders of CTI Molecular Imaging.

Siemens Medical Solutions of Siemens AG, with headquarters in Malvern, Pennsylvania and Erlangen, Germany, is one of the largest suppliers to the healthcare industry in the world. The company is known for bringing together innovative medical technologies, healthcare information systems, management consulting, and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes. Employing approximately 31,000 people worldwide and operating in more than 120 countries, Siemens Medical Solutions reported sales of 7.07 billion EUR, orders of 8.12 billion EUR and group profit of 1.05 billion EUR for fiscal 2004. More information can be obtained at http://www.usa.siemens.com/medical-pressroom.

CTI Molecular Imaging, Inc. is a leading supplier of products and services for positron emission tomography (PET), a diagnostic imaging technology for detection and treatment of cancer, neurological disorders and cardiac disease. In fiscal year 2004 (September 30), CTI reported sales of $402 million and income from operations of $58 million. Additional information is available at http://www.ctimi.com.

Georgeson Shareholder Communications has been serving as Information Agent during the initial tender offer and during the subsequent offering period. Mellon Investor Services LLC is served as Depositary during the tender offer and subsequent offering period, and will serve as Disbursing Agent for the Merger.

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